

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2011

Via E-mail
Mr. Igor Produn
President
Crown Marketing
25 Mountaire Court, Highland Avenue
London, UK NW9 OQA

  Re: Crown Marketing
    Amendment No. 2 to Registration Statement on Form S-1
    Filed November 9, 2011
    File No. 333-176776

Dear Mr. Produn:

  We have reviewed your registration statement and response letter dated November 9, 2011 and have the following comments.

General

1. Please revise the auditor's report issued on the financial statements to properly evidence the signature of Weinburg and Company, P.A. Refer to regulation S-T.

2. Please revise to include the updated financial information required by Rule 3-12 of Regulation S-X.

Outside Back Cover Page of Prospectus

3. We refer to prior comment 2 and reissue that comment, in part. Remove the term "Resale" as this is not a resale prospectus.

Prospectus Summary

Crown Marketing, page 2

4. You state here, and in your response to prior comment 4, that you did not have any revenues or customers during the quarter ended September 30, 2011. However, on page 8 you state that you purchased sample inventory from one supplier in September 2011 and sold it for a nominal profit. Please revise this inconsistency or advise.

Background, page 7

5.   In response to comment 3 you indicate that you are filing a "printout from the Wyoming Secretary of State." We are unable to locate this information. Please advise.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851, if you have any questions regarding comments on the financial statements and related matters. If you have additional comments regarding financial matters, you may contact Hugh West, Accounting Branch Chief, at (202) 551-3872. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney